UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Class A Common Stock, par value $0.001 per share (“Common Stock”), reported herein is 7,362,980 which constitutes approximately 7.94% of the 92,782,835 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all ownership percentages set forth herein assume that there are 92,782,835 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Q Global Capital Management, L.P. 26-4357778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ X ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,693,577 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,693,577 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,362,980 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	The shares were purchased by Q Global Capital Management, L.P. (“QGCM”) for and on behalf of Q5-R5 Trading, Ltd. (“Q5”) pursuant to an Investment Management Agreement. Pursuant to such agreement, QGCM has sole voting and dispositive power over the shares and Q5 has no beneficial ownership of such shares.
(2)	Includes 2,669,403 shares of the Issuer’s Class A Common Stock (“Common Stock”) obtainable upon conversion of 156,395 shares of the Issuer’s 8.0% Series A Perpetual Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock has a conversion rate of 17.0683416 per share.

(3)	Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 92,782,835.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement dated September 14, 2017, as amended by Amendment No. 1 dated November 8, 2017 and Amendment No. 2 dated November 29, 2017 (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share, of Jones Energy, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following:

As previously disclosed by the Issuer in a press release dated February 6, 2018, Scott McCarty, an employee of an affiliate of the Reporting Person, was appointed to the Board of Directors of the Issuer effective as of February 5, 2018. In connection with the foregoing, the Reporting Person has abandoned its prior intention to nominate board candidates at the Issuer’s 2018 annual meeting of stockholders. See also Item 6.

The Reporting Person acquired and continues to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares, or purchase additional shares and/or debt of the Issuer, on the open market or in one or more private transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

QGCM

Pursuant to an Investment Management Agreement with Q5, QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,362,980 shares of the Common Stock, which constitutes approximately 7.94% of the 92,782,835 shares of the Common Stock deemed to be outstanding.

Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,362,980 shares of the Common Stock, which constitutes approximately 7.94% of the 92,782,835 shares of the Common Stock deemed to be outstanding.

RS

Because of its position as the sole manager of QGA, which is the sole general partner of QGCM, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,362,980 shares of the Common Stock, which constitutes approximately 7.94% of the 92,782,835 shares of the Common Stock deemed to be outstanding.

RRI

Because of its position as the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, RRI may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,362,980 shares of the Common Stock, which constitutes approximately 7.94% of the 92,782,835 shares of the Common Stock deemed to be outstanding.

Raynor

Because of his position as the President and sole shareholder of RRI, which is the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 7,362,980 shares of the Common Stock, which constitutes approximately 7.94% of the 92,782,835 shares of the Common Stock deemed to be outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of Common Stock or Preferred Stock.

(b)

Reporting Person

QGCM

Acting through its general partner, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,693,577 shares of Common Stock.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,693,577 shares of Common Stock.

RS

As the sole manager of QGA, which is the sole general partner of QGCM, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,693,577 shares of Common Stock.

RRI

As the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, RRI has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,693,577 shares of Common Stock.

Raynor

As the President and sole shareholder of RRI, which is the sole managing member of RS, which is the sole manager of QGA, which is the sole general partner of QGCM, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 4,693,577 shares of Common Stock.

(c)

Since its previous Schedule 13D filing, to the best of the knowledge of the Reporting Person, none of the Item 2 Persons has effected any transactions in Common Stock or Preferred Stock.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock or Preferred Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

In addition to the Common Stock reported herein, the Reporting Person and/or its affiliates currently have long economic exposure to 4,700,183 shares of Common Stock and 441,078 shares of Preferred Stock through cash-settled equity swaps (the “Equity Swaps”) under which the profit to the Reporting Person and/or its affiliates will be based upon any increase in value in shares of Common Stock and Preferred Stock (as applicable) and the loss to the Reporting Person and/or its affiliates will be based upon any decrease in the value of shares of Common Stock and Preferred Stock (as applicable) over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Reporting Person and/or its affiliates direct or indirect voting, investment or dispositive control over any shares and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Reporting Person and/or its affiliates disclaim beneficial ownership over any shares of Common Stock or Preferred Stock. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

On February 5, 2018, the Reporting Person and certain of its affiliates entered into an Acknowledgement and Stipulation with the Issuer as follows:

In consideration of [Jones Energy, Inc.’s (the “Corporation”)] agreement to appoint Scott McCarty to [the Board of Directors of the Corporation (the “Board”)] as a director in Class III and as a member of the Board’s Nominating and Corporate Governance Committee, such appointments being effective immediately, the [Reporting Person and its affiliated signatories hereto], on behalf of themselves and their respective affiliates, hereby agree that none of them shall, directly or indirectly, (1) effect, seek, or propose (whether publicly or otherwise) to effect or participate in any solicitation of proxies (as such terms are used in the proxy rules of the Securities Exchange Act of 1934) or consents to vote any securities of the Corporation or any of its subsidiaries, including soliciting consents or taking other action with respect to calling a special meeting of stockholders of the Corporation or any of its subsidiaries or engaging in a withhold vote campaign, or (2) otherwise act, alone or in concert with others, to seek representation on the Board of the Corporation or any of its subsidiaries. The obligations in the preceding sentence shall remain in effect until the day following the Corporation’s 2018 annual meeting of stockholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2018
Dated
Q GLOBAL CAPITAL MANAGEMENT, L.P. By: Q Global Advisors, LLC, its general partner By: /s/ Brandon Teague
Brandon Teague, Vice President